                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.     Form 20-F [ ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.
November 9, 2005


                                   By:   /s/ David Skinner
                                         ---------------------------------------
                                         Mr. David Skinner
                                         General Counsel and Corporate Secretary

                                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd.
[NEUROCHEM(LOGO)]                               Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                         Tel: 1-450-680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com
                                                           ---------------------


                            NEUROCHEM REPORTS RESULTS
                        FOR THIRD QUARTER OF FISCAL 2005


MONTREAL, NOVEMBER 8, 2005 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) reported results for the third quarter ended September 30, 2005. The Company reported a net loss of $21.1 million ($0.58 per share) for the quarter, compared to $13.8 million ($0.45 per share) for the same period the previous year. The increase is due to research and development (R&D) expenses which amounted to $13.9 million this quarter, compared to $7.8 million for the same period the previous year, relating to Alzhemed(TM)'s ongoing North American and European Phase III clinical trials, and to two specific factors for the current quarter totalling $5 million in connection with the Immtech dispute and a foreign exchange loss caused by the significant strengthening of the Canadian dollar. Also during the quarter, the Company initiated a "rolling" New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) related to the Fibrillex(TM) program for the treatment of AA Amyloidosis.

For the nine-month period ended September 30, 2005, the net loss amounted to $56.7 million ($1.65 per share), compared to $37.0 million ($1.23 per share) for the same period the previous year. For the nine-month period, R&D expenses were $38.8 million compared to $20.3 million for the corresponding period of the previous year. The increase in expenses was primarily a result of on-going North American and European Phase III clinical trials for Alzhemed(TM), Neurochem's investigational product candidate for the treatment of Alzheimer's disease (AD).

At the end of the quarter, the Company reported cash, cash equivalents and marketable securities of $65.3 million, up from $29.2 million on December 31, 2004. The increase is primarily due to net proceeds of $69.5 million received from the issue of additional share capital during the first quarter of 2005 and to an exercise of a warrant in July 2005 by Picchio Pharma Inc., which generated total proceeds of $8.8 million. On November 8, the Company announced a sale and leaseback transaction in respect of its facilities and campus located in Laval for a sale price of $32 million.

"We are pleased with the progress being made with regard to the clinical development of our key products," said Dr. Francesco Bellini, Neurochem's Chairman, President and CEO. "Our programs are advancing well and the team is committed to bring these product candidates to market," he added.

CONFERENCE CALL

Neurochem will host a conference call Tuesday, November 8, 2005, at 4:30 P.M. Eastern Time. The telephone numbers to access the conference call are 1-416-695-6370 or 1-877-461-2815. A replay of the call will be available until Tuesday, November 15, 2005. The telephone numbers to access the replay of the call are 1-416-695-5275 or 1-866-518-1010. Please mention that you are calling for the Neurochem conference replay.

CONSOLIDATED FINANCIAL RESULTS HIGHLIGHTS

The following information should be read in conjunction with the unaudited consolidated financial statements for the three and nine-month periods ended September 30, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004. For discussion regarding related-party transactions, contractual obligations and commercial commitments, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, as well as the Annual Information Form for the year ended December 31, 2004. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS

For the three-month period ended September 30, 2005, the net loss amounted to $21,074,000 ($0.58 per share), compared to $13,775,000 ($0.45 per share) for the corresponding period last year. For the nine-month period ended September 30, 2005, the net loss amounted to $56,738,000 ($1.65 per share), compared to $37,011,000 ($1.23 per share) for the same period last year.

Revenues from collaboration agreement amounted to $750,000 for the current quarter ($2,777,000 for the nine-month period) and consist of the revenue earned under the agreement with Centocor, Inc. (Centocor) in respect of Fibrillex(TM). Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the remaining estimated period to the date the regulatory approvals of the investigational product candidate are anticipated. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor has been classified as long- term deferred revenues and is not being amortized as earned revenues given that it is refundable in the event that the Company receives a non-approvable letter issued by the U.S. Food and Drug Administration (FDA). The Company does not expect to receive a non-approvable letter from the FDA in the near term.

Reimbursable costs revenue amounted to $170,000 for the current quarter ($827,000 for the nine-month period) and consists of costs reimbursable by Centocor in respect of Fibrillex(TM) related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $13,945,000 for the current quarter ($38,807,000 for the nine-month period), compared to $7,760,000 for the same period last year ($20,345,000 for the nine-month period). The increase is due primarily to expenses incurred in relation to the development of Alzhemed(TM) for the ongoing Phase III clinical trials in North America and Europe. Alzhemed(TM) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). During the quarter, the Company completed the enrolment of 1,052 patients with mild-to-moderate AD for its North American Phase III clinical trial for Alzhemed(TM). The trial is being conducted in 51 U.S. and 17 Canadian clinical centers across North America, over a period of 18 months. The Company also launched its Phase III clinical trial in Europe in September 2005. Furthermore, the Company initiated, under the Continuous Marketing Application (CMA) Pilot 1 program, the submission of a "rolling" New Drug Application (NDA) to the FDA seeking marketing approval for its investigational product candidate, Fibrillex(TM), for the treatment of AA Amyloidosis. The Company plans to complete the submission of the NDA early in 2006. The FDA has previously agreed to review this NDA.

The Company expects research and development expenses to increase in the future as product candidates progress through clinical development and as the Company continues to invest in product research and development.

Research tax credits amounted to $1,684,000 this quarter ($2,625,000 for the nine-month period), compared to $301,000 for the corresponding period last year ($922,000 for the nine-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase is mainly due to tax credits of $1,277,000 recorded during the quarter and earned with respect to current and prior years' eligible research and development taxable benefits on stock options. Management determined that these credits were reasonably assured of realization in the current quarter based on a recent court ruling.

General and administrative expenses totaled $6,737,000 for the current quarter ($17,819,000 for the nine-month period), compared to $4,913,000 for the same quarter last year ($13,502,000 for the nine-month period). The increase during the quarter is primarily attributable to higher legal fees in connection with the dispute with Immtech International, Inc (Immtech). The increase in the nine-month period is attributable to the expansion of the corporate infrastructure to support growth and higher legal fees incurred in respect of the dispute with Immtech. The expansion of corporate infrastructure includes an increase in operating costs related to the facilities acquired during the second quarter of 2004 and other corporate agreements and matters.

Reimbursable costs amounted to $170,000 for the current quarter ($827,000 for the nine-month period) and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $868,000 for the current quarter ($3,930,000 for the nine-month period), compared to $666,000 for the corresponding quarter last year ($3,329,000 for the nine-month period). This expense relates to employee and director stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. For the nine-month period ended September 30, 2005, stock-based compensation includes expenses of $1,441,000 relating to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.

Special charges amounted to $2,085,000 for the nine-month period ended September 30, 2004, and were related to the relocation to facilities acquired from Shire Biochem Inc. in May 2004.

Depreciation and amortization amounted to $631,000 for the current quarter ($1,776,000 for the nine-month period), compared to $587,000 for the same quarter last year ($1,454,000 for the nine-month period). The increase reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

Interest and bank charges amounted to $126,000 for the current quarter ($380,000 for the nine-month period), compared to $103,000 for the same quarter last year ($151,000 for the nine-month period). The increase for the nine-month period is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities in 2004.

Interest income amounted to $591,000 for the current quarter ($1,475,000 for the nine-month period), compared to $247,000 for the same quarter last year ($822,000 for the nine-month period). The increase results from higher average cash balances in the current period compared to the same period last year, due to proceeds received from the public offering and the exercise of a warrant, as well as higher interest rates during 2005. Refer to the Liquidity and Capital Resources section for details on the public offering and the exercise of a warrant.

Foreign exchange loss amounted to $1,700,000 for the current quarter ($68,000 for the nine-month period), compared to $392,000 for the same quarter last year (gain of $1,699,000 for the nine-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily US dollars. The Company maintains a significant US dollars position to serve as a natural hedge of exchange rate fluctuations with respect to planned US dollar denominated research and development expenditures primarily relating to its Phase III clinical programs. The foreign exchange loss is primarily due to the significant strengthening of the Canadian dollar versus the US dollar during the period.

Other income amounted to $291,000 for the current quarter ($638,000 for the nine-month period), compared to nil for the same period last year ($85,000 for the nine-month period). Other income consists of non-operating revenue, primarily rental revenue.

Variable interest entities

On January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (VIE). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. The implementation of AcG-15 resulted in the consolidation of the Company's interest in a holding company that owns Innodia Inc.'s shares, starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively. The implementation of this accounting guideline resulted in the consolidation in the current quarter of a share of loss in a company subject to significant influence of $574,000 ($2,153,000 for the nine-month period) and non-controlling interest of $171,000 ($641,000 for the nine-month period), in the Consolidated Statement of Operations.

Litigation

In connection with an agreement concluded in 2002, Immtech brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration. A hearing before the arbitral tribunal was held in mid-September 2005. The parties are currently engaged in various post-hearing activities as required by the tribunal, including preparing closing and rebuttal briefs, and preparing for oral closing arguments, if any.

On August 5, 2005, Immtech filed SEC Form 10-Q in relation to its quarterly report for the period ended June 30, 2005. In that form, Immtech stated having filed expert reports which set forth a range of monetary damages based on different scenarios of between US$14 million and US$50 million, without regard to punitive damages. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. Accordingly, no provision for possible loss has been recorded by the Company in connection with this matter. The Company has, and will continue to, vigorously defend itself against claims brought by Immtech.

Related party transactions

Refer to note 7 of the Consolidated Financial Statements


LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2005, the Company had available cash, cash equivalents and marketable securities of $65,264,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital during the first quarter of 2005, as well as from the exercise of a warrant (as described below), net of funds used in operations and in investing activities. The

Company believes that its available cash resources and other sources of funds should be sufficient to finance the Company's operations for the next twelve months.

On March 9, 2005, the Company completed a public offering of its common shares in the U.S. and in Canada. The Company issued four million common shares at a price of US$15.30 per share. Total proceeds from the offering were $74,495,000 (US$61,200,000) and the issue costs totaled $4,955,000. Of the original net amount raised, $29,473,000 has yet to be spent as of September 30, 2005; the use of proceeds continues to conform in all material respects with the expectations set forth in the prospectus. Certain funds raised from the share issuance were denominated in U.S. dollars. The Company maintains a significant U.S. dollars position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated research and development expenditures primarily relating to its Phase III clinical programs.

On July 25, 2005, Picchio Pharma Inc. exercised a warrant, issued pursuant to a July 2002 private placement, that was otherwise scheduled to expire on that date, generating total proceeds to the Company of $8,764,000 and the issuance of 2,800,000 common shares from treasury.

As at October 31, 2005, the Company had 37,381,079 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,346,466 options granted under the stock option plan and a warrant outstanding to purchase 1,200,000 common shares.

SUBSEQUENT EVENT

On November 8, 2005, the Company announced a sale and leaseback transaction in respect of its facilities and campus located in Laval for a sale price of $32 million. The transaction is expected to generate approximately $22 million in net proceeds for the Company, after debt repayment of approximately $9.8 million and transaction expenses.

NEUROCHEM INC.
CONSOLIDATED FINANCIAL INFORMATION(1)
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA)

                                                        THREE-MONTH PERIOD ENDED             NINE-MONTH PERIOD ENDED
                                                              SEPTEMBER 30                         SEPTEMBER 30
                                                      ----------------------------         -----------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS                        2005             2004                2005              2004
-------------------------------------                 -----------      -----------         -----------       -----------
                                                      (unaudited)      (unaudited)         (unaudited)       (unaudited)
REVENUES:
    Collaboration agreement                                  $750               --              $2,777                --
    Reimbursable costs                                        170               --                 827                --
                                                       ----------       ----------          ----------        ----------
                                                              920               --               3,604                --
                                                       ----------       ----------          ----------        ----------
EXPENSES:
    Research and development                               13,945            7,760              38,807            20,345
    Research tax credits                                   (1,684)            (301)             (2,625)             (922)
    Research grants                                           (20)             (98)                (39)             (327)
    General and administrative                              6,737            4,913              17,819            13,502
    Reimbursable costs                                        170               --                 827                --
    Stock-based compensation                                  868              666               3,930             3,329
    Special charges                                            --               --                  --             2,085
    Depreciation and amortization                             631              587               1,776             1,454
    Interest and bank charges                                 126              103                 380               151
                                                       ----------       ----------          ----------        ----------
                                                           20,773           13,630              60,875            39,617
                                                       ----------       ----------          ----------        ----------
    Net loss before undernoted items:                     (19,853)         (13,630)            (57,271)          (39,617)
    Interest income                                           591              247               1,475               822
    Foreign exchange gain (loss)                           (1,700)            (392)                (68)            1,699
    Other income                                              291               --                 638                85
    Share of loss in a company subject to
    significant influence                                    (574)              --             (2,153)                --
    Non-controlling interest                                  171               --                 641                --
                                                       ----------       ----------          ----------        ----------
    NET LOSS                                             ($21,074)        ($13,775)           ($56,738)         ($37,011)
                                                       ==========       ==========          ==========        ==========
    Net loss per share:
          Basic                                           ($0.58)          ($0.45)             ($1.65)           ($1.23)
          Diluted                                         ($0.58)          ($0.45)             ($1.65)           ($1.23)
                                                       ----------       ----------          ----------        ----------
    Weighted average number of shares outstanding:
          Basic                                        36,618,807       30,281,440          34,288,153        30,103,171
          Diluted                                      36,758,624       34,045,804          35,957,177        34,350,786
                                                       ----------       ----------          ----------        ----------

                                                                        AT                          AT
                                                                   SEPTEMBER 30                 DECEMBER 31
CONSOLIDATED BALANCE SHEETS                                           2005                         2004
---------------------------                                        ------------                 -----------
                                                                    (unaudited)                   (audited)
    Cash, cash equivalents and marketable
    securities                                                         $65,264                      $29,173
    Other current assets                                                 7,432                       20,410
                                                                      --------                      -------
    Total current assets                                                72,696                       49,583
    Restricted cash                                                      6,967                           --
    Long-term prepaid expenses and deposits                              1,447                        1,361
    Long-term investment                                                 1,206                        4,421
    Capital assets                                                      20,753                       21,083
                                                                      --------                      -------
    TOTAL ASSETS                                                      $103,069                      $76,448
                                                                      ========                      =======

    Current liabilities                                                $18,689                      $16,406
    Deferred revenue                                                     9,387                        9,772
    Long-term accrued liabilities                                          110                          126
    Long-term debt                                                       9,375                        9,450
    Non-controlling interest                                               798                           --
    Shareholders' equity                                                64,710                       40,694
                                                                      --------                      -------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $103,069                      $76,448
                                                                      ========                      =======

-------------
(1) Condensed from the Company's unaudited consolidated financial statements.


ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug, a Fast Track product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was concluded in April 2005. The Company is in the process of submitting a New Drug Application (NDA) for Fibrillex(TM) that the FDA has agreed to file and review. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's disease, is in a North American as well as European Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
         -----------------

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.